June 17, 2005


VIA EDGAR CORRESPONDENCE
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Kevin Rupert

                      Re: MEZZACAPPA LONG/SHORT FUND, LLC (THE "REGISTRANT") - SEC FILE NUMBER: 811-21469


Dear Mr. Rupert:

         In connection with our telephone conversation on Thursday, June 14, 2005, I am writing to memorialize your comments and report on the actions we are taking to respond to your comments.

         You commented that the third party statement required pursuant to Rule 12b-25(c) was not attached to the Form 12b-25 filed on June 9, 2005 in connection with the Registrant's failure to timely file the Form N-CSR notification. To address this issue, we have included the Rule 12b-25(c) statement from Anchin, Block & Anchin LLP with our Form N-CSR filed on June 16, 2005.

         We believe the original omission was the result of a simple failure to include the required document in the EDGAR filing as the document had already been prepared by our accountants. We will endeavor to ensure that all future filings contain all required attachments by rechecking the filings just prior to submission via the EDGAR system.

         We acknowledge that we now understand that Rule 12b-25 does not provide for an extension of the mailing requirement.

         We affirm that we are responsible for the adequacy and accuracy of the disclosure in our filings, that the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") or changes to disclosure responses in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         If you have any questions regarding any of these matters, please do not hesitate to contact me at (212) 332-1831.

Sincerely,



Christopher S. Nagle
Secretary/Treasurer